Magda El Guindi-Rosenbaum +1.202.373.6091 mer@morganlewis.com

VIA EDGAR

July 1, 2016

Mr. Trace Rakestraw
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Mr. Rakestraw:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to oral comments you provided on June 17, 2016 regarding post-effective amendment no. 13 to the Trust’s registration statement on Form N-1A, which was filed on May 2, 2016 to reflect certain changes to the Aspiriant Risk-Managed Global Equity Fund and the Aspiriant Risk-Managed Municipal Bond Fund (each a “Fund”). Your comments, as well as the Trust’s responses, are set forth below.

Prospectus for Aspiriant Risk-Managed Municipal Bond Fund

1.	Comment: Please disclose in the principal investment strategy sections why the Fund is called “risk-managed”.

Response: The Trust has added the requested disclosure.

2.	Comment: Where referenced in the principal investment strategy sections, please consider adding that junk bonds are speculative.

Response: The Trust has added the requested disclosure.

3.	Comment: Regarding the third sentence of the same paragraph, please confirm that preferred securities and high yield U.S. and non-U.S. corporate and sovereign debt are principal. If not, please exclude them. To the extent they are possibly principal, please consider changing the beginning of the sentence to “may invest”.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

July 1, 2016

Response: The Trust confirms that investing in preferred securities is a principal investment strategy of the Fund, but has determined that investing in non-U.S. corporate and sovereign debt is not and, therefore, has deleted the reference from the strategy sections.

4.	Comment: Regarding the same sentence, please confirm that the Fund will treat investments in private funds as illiquid and subject to the 15% illiquid securities limit.

Response: The Trust so confirms.

5.	Comment: Regarding the last sentence of that paragraph, please confirm that structured notes and derivatives are principal. Also, please disclose the purpose of investing in derivatives (e.g., hedging, speculative) and how the Fund calculates derivatives for purposes of Rule 35d-1.

Response: The Trust so confirms and has added the requested disclosure regarding the purpose of investing in derivatives. With respect to the calculation of derivatives for purposes of Rule 35d-1, the Trust represents that derivatives are not included in the Fund’s 80% bucket for purposes of Rule 35d-1.

6.	Comment: Regarding the next paragraph, please confirm that all the disclosed investments are principal.

Response: The Trust so confirms.

7.	Comment: Please confirm whether the Fund’s investment in inverse floaters is outside the 80% bucket.

Response: The Trust so confirms.

8.	Comment: Please consider adding a separate municipal securities risk factor.

Response: The Trust has determined that the risks of investing in municipal securities are appropriately disclosed and that adding a separate municipal securities risk would be duplicative of existing disclosure.

9.	Comment: Please tailor the derivatives risk factor to the types of derivatives in which the Fund intends to invest.

Response: The Trust has clarified the disclosure.

10.	Comment: Please confirm that non-U.S. issuer risk is principal.

July 1, 2016

Response: The Trust has determined that investing in non-U.S. corporate and sovereign debt is not a principal investment strategy of the Fund and, therefore, has deleted the reference from the strategy sections and deleted the risk from the risk sections.

11.	Comment: Is there risk associated with the risk managed strategy?

Response: The Trust has determined that the risk associated with the Fund’s risk managed strategy is the same risk that applies to all actively managed funds that depend on their investment advisers’ portfolio management techniques to achieve their investment objectives.

12.	Comment: Regarding the predecessor account performance, please confirm the continuing accuracy of the statement that the predecessor account’s investment policies, objectives, guidelines, and restrictions were in all material respects equivalent to those of the Fund.

Response: The Trust so confirms.

13.	Comment: Please note that the investment objective disclosed in the Item 9 section is different than the investment objective disclosed in the summary section.

Response: The Trust has revised the Item 9 investment objective language to match the Item 2 investment objective.

14.	Comment: On page 14, please disclose the termination date, if any, of the expense limitation agreement.

Response: As disclosed on page 14, the Trust confirms that the expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate if the Fund’s investment adviser no longer serves as investment adviser to the Fund.

15.	Comment: On page 14, please ensure that the portfolio managers’ business experience for the past five years is clearly disclosed in compliance with Item 10(a)(2) of Form N-1A.

Response: The Trust has revised and clarified the disclosure as needed to comply with Item 10(a)(2) of Form N-1A.

16.	Comment: With respect to the frequent trading policy section beginning on page 17, please confirm that the disclosure requested by Item 11(e)(2), (3), and (4) of Form N-1A is included.

Response: The Trust so confirms.

17.	Comment: With respect to the second sentence of the second paragraph of that section, please consider disclosing how it is determined that shareholders are engaging in abusive trading practices (e.g., redeeming shares within 90 days of their purchase or otherwise).

Response: In light of the disclosure in the prior paragraph regarding the Fund’s definition of frequent trading/market timing, the Trust has not added additional disclosure.

July 1, 2016

18.	Comment: With respect to the redemption of small accounts section on p. 20, please confirm that $25,000 is accurate.

Response: The Trust so confirms.

Prospectus for Aspiriant Risk-Managed Global Equity Fund

19.	Comment: Please add depositary receipts to the summary principal investment strategy section since they are disclosed in the Item 9 principal investment strategy section.

Response: The Trust has added the requested disclosure.

20.	Comment: Please add disclosure expressly describing how the Fund will invest in investments tied economically to a number of countries throughout the world (e.g., at least 40% of investments will be outside the U.S.).

Response: The Trust has added the requested disclosure.

21.	Comment: In the principal investment strategy section, please note that the language in the first sentence of the third paragraph relating to global securities and reducing volatility is duplicative of the language in the first sentence of the prior paragraph. Please consolidate or, if intended to be different, please clarify.

Response: Each of the paragraphs describes a different strategy used by the Fund to reduce volatility; therefore, the Trust has not made any revisions to the language.

22.	Comment: Regarding the fourth paragraph of the principal investment strategy section, can the Fund principally invest in other investment companies that do not seek to reduce volatility through investment in high quality securities or do all these underlying funds seek to reduce volatility?

Response: The Trust confirms that the Fund may principally invest in other investment companies that do not seek to reduce volatility through investment in high quality securities.

23.	Comment: The last paragraph of the principal investment strategy section states that the tax-managed approach may only apply to a portion of the Fund’s portfolio. Please clarify in light of the Fund’s investment objective.

Response: The Trust confirms that a significant portion of the Fund’s portfolio is tax-managed and, consistent with Fund’s investment objective, that the Fund’s investment adviser considers the federal tax implications of all investment decisions in its oversight of the Fund’s entire portfolio.

24.	Comment: Please consider adding risk regarding investing in other investment companies.

July 1, 2016

Response: The Trust has added the requested risk disclosure.

25.	Comment: Is there risk associated with the risk managed strategy?

Response: The Trust has determined that the risk associated with the Fund’s risk managed strategy is the same risk that applies to all actively managed funds that depend on their investment advisers’ portfolio management techniques to achieve their investment objectives

26.	Comment: Please confirm that value investing is a principal risk and, if so, please consider disclosing in strategy.

Response: The Trust confirms that value investing may be a principal risk of the Fund and that the potential for value investing is disclosed in the second paragraph of the Fund’s summary principal investment strategy section and in the third paragraph of the Fund’s Item 9 principal investment strategy section.

27.	Comment: Please consider clarifying the different strategies and sleeves in the principal investment strategy sections.

Response: The Trust may consider restructuring the strategy disclosure in the future.

28.	Comment: Please consider referencing frontier markets in the summary principal investment strategy section since they are referenced in the Item 9 section.

Response: The Trust has determined that investing in frontier markets is not a principal investment strategy of the Fund and has deleted the references to frontier markets in the Fund’s prospectus.

29.	Comment: Please consider adding to the summary principal investment strategy section the language from the third paragraph of the Item 9 principal investment strategy section beginning with “with a greater emphasis…”.

Response: Because the summary principal investment strategy section appropriately summarizes the Item 9 language, the Trust has determined not to add the more detailed language from the Item 9 principal investment strategy section.

30.	Comment: With respect to the second paragraph on page 7 of the Item 9 principal investment strategy section, please clarify whether the entire portfolio is tax-managed in light of the Fund’s investment objective. In addition, in the first sentence, please consider changing “intend to consider” to “will consider”.

Response: The Trust confirms that a significant portion of the Fund’s portfolio is tax-managed and, consistent with Fund’s investment objective, that the Fund’s investment adviser considers the federal tax implications of all investment decisions in its oversight of the Fund’s entire portfolio.

July 1, 2016

31.	Comment: With respect to the redemption of small accounts section on p. 18, please confirm that it applies to Advisor Shares.

Response: The Trust so confirms.

32.	Comment: In the second paragraph of page 20, please confirm whether the last sentence should be deleted given that the options overlay strategy is terminated.

Response: The Trust has deleted the sentence.

Statement of Additional Information for Aspiriant Risk-Managed Municipal Bond Fund

33.	Comment: With respect to the first sentence of the second paragraph under “Asset Coverage Requirements” on page 1, please respond supplementally whether it applies to long or short positions and, if to long positions, confirm that the Fund segregates liquid assets equal to the purchase price of the contract less any margin otherwise pledged by the Fund.

Response: The Trust confirms that it applies to long and short positions and that the Fund segregates liquid assets equal to the purchase price of the contract less any margin otherwise pledged by the Fund.

34.	Comment: Please confirm that the Fund will segregate appropriate assets when investing in total return swaps (see page 5).

Response: The Trust so confirms.

35.	Comment: With respect to credit default swaps (see page 5), where the Fund is the protection seller, please confirm that the Fund will segregate liquid assets equal to the full notional unnetted amount of the Fund’s full contractual obligation.

Response: The Trust so confirms.

36.	Comment: With respect to loans to issuers of bonds in the Fund’s portfolio (see page 10), please confirm whether the loans made by the Fund would be liquid.

Response: The Trust confirms that loans made to issuers of bonds in the Fund’s portfolio would be considered illiquid.

37.	Comment: Please consider adding private funds to the discussion regarding investment in other investment companies on page 14. Also, please confirm the Fund’s compliance with Section 12(d)(1).

Response: The Trust so confirms and has added the requested disclosure.

July 1, 2016

38.	Comment: Please confirm that the loans to issuers of bonds in the Fund’s portfolio would comply with fundamental investment policy no. 8 regarding loans.

Response: The Trust so confirms.

39.	Comment: Please consider clarifying the footnote to the trustee table given that Robert Wagman is no longer employed by the Fund’s investment adviser.

Response: The Trust has revised the footnote accordingly.

40.	Comment: Please ensure that a consent from the independent registered public accounting firm is filed as an exhibit to permit reference to the firm’s name.

Response: The Trust confirms that the consent will be filed as an exhibit to the 485(b) filing.

41.	Comment: Please ensure that brokerage expenses are disclosed in the 485(b) filing.

Response: The Trust confirms that the required disclosure will be included in the 485(b) filing.

42.	Comment: In the second sentence on page 42 under “Proxy Voting Procedures”, what is meant by cash management securities? Please consider clarifying.

Response: The Trust has deleted the reference to cash management securities.

Statement of Additional Information for Aspiriant Risk-Managed Global Equity Fund

43.	Comment: Does the Fund intend to invest in contingent convertible securities (see page 1)?

Response: The Trust confirms that the Fund has no current intention to invest in contingent convertible securities.

44.	Comment: In light of the evolution of ETFs, please consider revising the first sentence of the second paragraph under “Exchange-Traded Funds and Other Similar Investments”.

Response: The Trust has combined the Funds’ SAIs and revised the disclosure.

45.	Comment: With respect to the next sentence in that paragraph, please consider specifying that the disclosure is applicable to passively managed ETFs.

Response: The Trust has combined the Funds’ SAIs and revised the disclosure.

46.	Comment: Please confirm that fixed income securities disclosure is applicable to this Fund (see page 2).

Response: The Trust confirms that the Fund may invest in fixed income securities as a non-principal investment strategy.

July 1, 2016

47.	Comment: Please confirm the Fund’s compliance with Section 12(d)(1).

Response: The Trust so confirms.

48.	Comment: Please consider making the cyber security sections consistent across the Funds’ SAIs.

Response: The Trust has combined the Funds’ SAIs and there is now only one cyber security section applicable to the Funds.

49.	Comment: Please consider adding to the Aspiriant Risk-Managed Municipal Bond Fund’s SAI the prior retainer language from the text above the trustee compensation table on page 15.

Response: The Trust has combined the Funds’ SAIs and updated the disclosure as necessary.

50.	Comment: With respect to the sixth sentence in the last paragraph on page 26, please confirm the distribution frequency and revise the disclosure as necessary.

Response: The Trust confirms that the sentence is intended to be general information alerting shareholders that a distribution may be taxable during the tax year it was declared by the Fund rather than in the tax year it was received by the shareholder; therefore, no revisions have been made in response to the comment.

51.	Comment: In the last paragraph of page 27, please confirm whether the last sentence should be deleted given that the options overlay strategy is terminated.

Response: The Trust has deleted the sentence.

52.	Comment: Please file the securities lending agency agreement as an exhibit to the registration statement.

Response: The Trust will include the agreement as an exhibit to the 485(b) filing.

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The Trust hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its registration statement, (ii) staff comments or changes to disclosures in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the registration statement, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

July 1, 2016

Please contact me at (202) 373-6091 with questions or comments.
Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum